HYDRO ONE LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (unaudited)
For the three and nine months ended September 30, 2026 and 2025

	Three months ended September 30		Nine months ended September 30
(millions of Canadian dollars, except per share amounts)	2026	2025	2026	2025
Revenues
Distribution (includes related party revenues of $103 and $310 (2025 - $112 and $334) for the three and nine months ended September 30, respectively) (Note 23)	1,742	1,605	5,331	4,800
Transmission (includes related party revenues of $726 and $2,046 (2025 - $671 and $1,906) for the three and nine months ended September 30, respectively) (Note 23)	732	680	2,063	1,938
Other	17	14	47	35
	2,491	2,299	7,441	6,773

Costs
Purchased power (includes related party costs of $778 and $2,554 (2025 - $643 and $2,032) for the three and nine months ended September 30, respectively) (Note 23)	1,204	1,080	3,699	3,199
Operation, maintenance and administration (Note 23)	325	296	985	948
Depreciation, amortization and asset removal costs (Note 4)	301	272	854	824
	1,830	1,648	5,538	4,971

Income before financing charges, equity income (loss) and income tax expense	661	651	1,903	1,802
Financing charges (Note 5)	188	172	545	504
Equity income (loss) (Note 12)	4	6	(3)	6

Income before income tax expense	477	485	1,355	1,304
Income tax expense (Note 6)	60	60	170	189
Net income	417	425	1,185	1,115

Other comprehensive (loss) income	(7)	1	(13)	2
Comprehensive income	410	426	1,172	1,117

Net income attributable to:
Noncontrolling interest	4	4	11	9
Common shareholders	413	421	1,174	1,106
	417	425	1,185	1,115

Comprehensive income attributable to:
Noncontrolling interest	4	4	11	9
Common shareholders	406	422	1,161	1,108
	410	426	1,172	1,117

Earnings per common share (Note 20)
Basic	$0.69	$0.70	$1.96	$1.84
Diluted	$0.68	$0.70	$1.95	$1.84

Dividends per common share declared (Note 19)	$0.35	$0.33	$1.04	$0.98

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

1

HYDRO ONE LIMITED
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS (unaudited)
As at September 30, 2026 and December 31, 2025

As at (millions of Canadian dollars)	September 30, 2026	December 31, 2025
Assets
Current assets:
Cash and cash equivalents	159	549
Accounts receivable (Note 7)	1,170	1,083
Due from related parties	401	409
Other current assets (Note 8)	149	133
	1,879	2,174

Property, plant and equipment (Note 9)	33,224	31,450
Other long-term assets:
Regulatory assets (Note 11)	4,217	3,857
Deferred income tax assets	148	135
Intangible assets (Note 10)	624	654
Goodwill	378	378
Other assets (Note 12)	1,159	1,023
	6,526	6,047
Total assets	41,629	39,671

Liabilities
Current liabilities:
Short-term notes payable (Note 15)	199	100
Long-term debt payable within one year (Notes 15 & 16)	—	925
Accounts payable and other current liabilities (Note 13)	2,265	2,086
Due to related parties	245	479
	2,709	3,590

Long-term liabilities:
Long-term debt (Notes 15 & 16)	19,508	18,092
Regulatory liabilities (Note 11)	2,046	1,621
Deferred income tax liabilities	2,155	1,799
Other long-term liabilities (Note 14)	1,895	1,823
	25,604	23,335
Total liabilities	28,313	26,925

Contingencies and Commitments (Notes 25 & 26)
Subsequent Events (Note 28)

Noncontrolling interest subject to redemption	19	19

Equity
Common shares (Note 18)	5,728	5,721
Additional paid-in capital	24	25
Retained earnings	7,462	6,911
Accumulated other comprehensive loss	(22)	(9)
Hydro One shareholders’ equity	13,192	12,648

Noncontrolling interest (Note 22)	105	79
Total equity	13,297	12,727
	41,629	39,671

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

2

HYDRO ONE LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (unaudited)
For the nine months ended September 30, 2026 and 2025

Nine months ended September 30, 2026 (millions of Canadian dollars)	Common Shares	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Hydro One Shareholders’ Equity	Non-controlling Interest	Total Equity
January 1, 2026	5,721	25	6,911	(9)	12,648	79	12,727
Net income	—	—	1,174	—	1,174	10	1,184
Other comprehensive loss	—	—	—	(13)	(13)	—	(13)
Distributions to noncontrolling interest	—	—	—	—	—	(8)	(8)
Contributions from sale of noncontrolling interest (Note 22)	—	—	—	—	—	24	24
Dividends on common shares (Note 19)	—	—	(623)	—	(623)	—	(623)
Common shares issued	7	(7)	—	—	—	—	—
Stock-based compensation	—	6	—	—	6	—	6
September 30, 2026	5,728	24	7,462	(22)	13,192	105	13,297

Nine months ended September 30, 2025 (millions of Canadian dollars)	Common Shares	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Hydro One Shareholders’ Equity	Non-controlling Interest	Total Equity
January 1, 2025	5,713	28	6,360	(12)	12,089	65	12,154
Net income	—	—	1,106	—	1,106	7	1,113
Other comprehensive income (loss)	—	—	—	2	2	—	2
Distributions to noncontrolling interest	—	—	—	—	—	(8)	(8)
Contributions from sale of noncontrolling interest	—	—	—	—	—	16	16
Dividends on common shares (Note 19)	—	—	(588)	—	(588)	—	(588)
Common shares issued	8	(8)	—	—	—	—	—
Stock-based compensation	—	5	—	—	5	—	5
September 30, 2025	5,721	25	6,878	(10)	12,614	80	12,694

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

3

HYDRO ONE LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
For the three and nine months ended September 30, 2026 and 2025

	Three months ended September 30		Nine months ended September 30
(millions of Canadian dollars)	2026	2025	2026	2025
Operating activities
Net income	417	425	1,185	1,115
Environmental expenditures	—	(1)	(1)	(2)
Adjustments for non-cash items:
Depreciation and amortization (Note 4)	258	244	755	709
Regulatory assets and liabilities	(21)	3	19	74
Deferred income tax expense	—	17	81	84
Other	12	(6)	44	9
Changes in non-cash balances related to operations (Note 24)	226	31	(111)	(161)
Net cash from operating activities	892	713	1,972	1,828

Financing activities
Long-term debt issued	—	1,099	1,373	1,099
Long-term debt repaid	(425)	—	(925)	(750)
Short-term notes issued	400	1,895	2,125	5,035
Short-term notes repaid	(300)	(2,335)	(2,025)	(4,300)
Dividends paid (Note 19)	(211)	(200)	(623)	(588)
Distributions paid to noncontrolling interest	(3)	(4)	(9)	(11)
Contributions received from sale of noncontrolling interest (Note 22)	—	8	24	16
Costs to obtain financing	—	(5)	(10)	(6)
Net cash (used in) from financing activities	(539)	458	(70)	495

Investing activities
Capital expenditures (Note 24)
Property, plant and equipment	(752)	(757)	(2,098)	(2,165)
Intangible assets	(13)	(26)	(41)	(55)
Additions to future use assets	(75)	(53)	(201)	(155)
Proceeds from sale of equity investments (Note 12)	—	—	30	—
Investment in equity investees (Note 12)	—	—	—	(261)
Capital contributions	—	(1)	—	3
Other	3	7	18	6
Net cash used in investing activities	(837)	(830)	(2,292)	(2,627)

Net change in cash and cash equivalents	(484)	341	(390)	(304)
Cash and cash equivalents, beginning of period	643	71	549	716
Cash and cash equivalents, end of period	159	412	159	412

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

4

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
For the three and nine months ended September 30, 2026 and 2025
1.    DESCRIPTION OF THE BUSINESS
Hydro One Limited (Hydro One or the Company) was incorporated on August 31, 2015, under the Business Corporations Act (Ontario). On October 31, 2015, the Company acquired Hydro One Inc., a company previously wholly-owned by the Province of Ontario (Province). As at September 30, 2026, the Province held approximately 47.1% (December 31, 2025 - 47.1%) of the common shares of Hydro One. The businesses of Hydro One are comprised of the following three segments:
•The Transmission segment consists of owning and operating Hydro One’s transmission system which transmits high voltage electricity across the province, interconnecting local distribution companies and certain large directly connected industrial customers throughout the Ontario electricity grid. The transmission business consists of the transmission system operated by Hydro One Inc.’s rate-regulated subsidiaries, Hydro One Networks Inc. (Hydro One Networks), Hydro One Sault Ste. Marie LP (HOSSM), an approximate 66% interest in B2M Limited Partnership (B2M LP), an approximate 55% interest in Niagara Reinforcement Limited Partnership (NRLP), and an approximate 50% (December 31, 2025 - 80%) interest in Chatham x Lakeshore Limited Partnership (CLLP). The Transmission segment also includes Hydro One Network’s approximate 40% (December 31, 2025 - 48%) minority interest in the East-West Tie Limited Partnership (EWT LP).
•The Distribution segment owns and operates Hydro One’s distribution system which delivers electricity to end customers and certain other municipal electricity distributors within Ontario. The distribution business consists of the distribution systems operated by Hydro One Inc.'s rate-regulated subsidiaries, Hydro One Networks and Hydro One Remote Communities Inc. (Hydro One Remotes).
•The Other segment consists principally of Hydro One’s telecommunications business, which provides telecommunications support for the Company’s transmission and distribution businesses, as well as certain corporate activities, and is not rate-regulated. The telecommunications business is carried out by Hydro One's wholly-owned subsidiary, Acronym Solutions Inc. (Acronym). In addition to supporting Hydro One's regulated business segments, Acronym offers a comprehensive suite of Information Communications Technology solutions. Furthermore, Hydro One's other segment also includes Aux Energy Inc., a wholly-owned subsidiary that provides energy solutions to commercial and industrial clients, and Ontario Charging Network LP (OCN LP), a wholly-owned subsidiary that owns and operates electric vehicle fast charging stations across Ontario under the Ivy Charging Network brand.
Earnings for interim periods are impacted by seasonal weather conditions affecting customer demand, market pricing, and the timing of regulatory decisions.
2.    SIGNIFICANT ACCOUNTING POLICIES
Basis of Consolidation and Presentation
These unaudited condensed interim consolidated financial statements (Consolidated Financial Statements) include the accounts of the Company and its subsidiaries. Inter-company transactions and balances have been eliminated.
Basis of Accounting
These Consolidated Financial Statements are prepared and presented in accordance with United States (U.S.) generally accepted accounting principles (GAAP) for interim financial statements and all financial information is presented in Canadian dollars.
The accounting policies applied are consistent with those outlined in Hydro One's annual audited consolidated financial statements for the year ended December 31, 2025, with the exception of the adoption of new accounting standards as described in Note 3 - New Accounting Pronouncements. These Consolidated Financial Statements reflect adjustments, that are, in the opinion of management, necessary to fairly reflect the financial position and results of operations for the respective periods. These Consolidated Financial Statements do not include all disclosures required in the annual financial statements and should be read in conjunction with Hydro One’s annual audited consolidated financial statements for the year ended December 31, 2025.

5

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2026 and 2025
3.    NEW ACCOUNTING PRONOUNCEMENTS
The following table presents Accounting Standards Updates (ASUs) issued by the Financial Accounting Standards Board (FASB) that are applicable to Hydro One:
Recently Adopted Accounting Guidance

Guidance	Date issued	Description	ASU Effective Date	Impact on Hydro One
ASU 2025-05	July 2025	The amendments allow all entities to use a practical expedient when estimating expected credit losses for current accounts receivable and contract assets under Topic 606, by assuming that current conditions as of the balance sheet date remain unchanged over the asset’s life. Additionally, entities other than public business entities that elect this expedient may adopt an accounting policy to consider post–balance sheet date collection activity in their credit loss estimates.	Annual and interim periods beginning after December 15, 2025.	No impact upon adoption
Recently Issued Accounting Guidance Not Yet Adopted

Guidance	Date issued	Description	ASU Effective Date	Anticipated Impact on Hydro One
ASU 2023-06	October 2023	The amendments represent changes to clarify or improve disclosure or presentation requirements of a variety of subtopics in the FASB Codification. Many of the amendments allow users to more easily compare entities subject to the U.S. Securities and Exchange’s (SEC) existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the Codification with the SEC’s regulations.

		Applicable to all entities, if by June 30, 2027 the SEC has not removed the applicable requirement from Regulation S-X or Regulation S-K, the pending content of the related amendment will be removed from the Codification and will not become effective for any entity.	Two years subsequent to the date on which the SEC’s removal of that related disclosure becomes effective.	Under assessment
ASU 2024-03	November 2024	The amendments require public business entities to disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods, which are not generally presented in the current financial statements.	Annual periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027.	Under assessment
ASU 2025-03	May 2025	The amendments require entities to apply the guidance for identifying the accounting acquirer in transactions where a business that qualifies as a Variable Interest Entity is acquired through the exchange of equity interests.	Annual and interim periods beginning after December 15, 2026.	No expected impact upon adoption
ASU 2025-06	September 2025	The amendments modernize accounting for internal-use software by removing outdated development stage references and introducing a capitalization threshold based on management authorization and project completion probability.	Annual and interim periods beginning after December 15, 2027.	Under assessment
ASU 2025-09	November 2025	The amendments expand hedge-accounting eligibility and better align the guidance with common risk‑management practices. Key updates allow grouping forecasted transactions with similar exposure, simplify hedging of choose‑your‑rate variable‑rate debt, and broaden eligibility for hedging nonfinancial components. The guidance modernizes treatment of certain option‑based derivatives and resolves mismatches in dual hedge relationships.	Annual and interim periods beginning after December 15, 2026.	No expected impact upon adoption
ASU 2025-10	December 2025	The amendments establish authoritative GAAP for government grants, setting recognition, measurement, presentation, and disclosure requirements.	Annual and interim periods beginning after December 15, 2028.	Under assessment

6

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2026 and 2025

Guidance	Date issued	Description	ASU Effective Date	Anticipated Impact on Hydro One
ASU 2025-11	December 2025	The amendments clarify interim reporting by establishing a complete list of required GAAP interim disclosures. They introduce a disclosure principle requiring entities to report material events occurring after the annual reporting period. The Update also clarifies types of interim reports and the form and content of interim financial statements. Overall, the changes enhance clarity and consistency without altering existing disclosure requirements.	Interim reporting periods within annual reporting periods beginning after December 15, 2027.	Under assessment
ASU 2025-12	December 2025	The amendments clarify existing guidance, correct errors, and introduce minor improvements to numerous Codification Topics, thereby making the requirements easier for entities to understand and apply.	Annual and interim periods beginning after December 15, 2026.	No expected impact upon adoption
ASU 2026-02	May 2026	The amendments establish authoritative guidance on the accounting and disclosure of environmental credits and environmental credit obligations. The guidance establishes a consistent framework for recognizing, measuring, presenting, and disclosing environmental credits and related compliance obligations arising from regulatory compliance programs. Overall, the changes improve comparability, transparency, and consistency in financial reporting.	Annual and interim periods beginning after December 15, 2027.	Under assessment
4.    DEPRECIATION, AMORTIZATION AND ASSET REMOVAL COSTS

	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2026	2025	2026	2025
Depreciation of property, plant and equipment	235	220	685	641
Amortization of intangible assets	23	23	69	66
Amortization of regulatory assets	—	1	1	2
Depreciation and amortization	258	244	755	709
Asset removal costs	43	28	99	115
	301	272	854	824

5. FINANCING CHARGES

	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2026	2025	2026	2025
Interest on long-term debt	212	184	611	543
Interest on regulatory accounts	6	6	16	19
Interest on short-term notes	1	9	6	18
Realized loss on cash flow hedges (Note 16)	2	1	5	3
Other	6	6	13	14
Less: Interest capitalized on construction and development in progress	(34)	(30)	(94)	(81)
Interest earned on cash and cash equivalents	(5)	(4)	(12)	(12)
	188	172	545	504

7

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2026 and 2025
6.    INCOME TAXES
As a rate-regulated utility company, the Company recovers income taxes from its ratepayers based on estimated current income tax expense in respect of its regulated business. The amounts of deferred income taxes related to regulated operations which are considered to be more likely-than-not to be recoverable from, or refundable to, ratepayers in future periods are recognized as deferred income tax regulatory assets or deferred income tax regulatory liabilities, with an offset to deferred income tax recovery or deferred income tax expense, respectively. The Company’s consolidated income tax expense or income tax recovery for the period includes all current and deferred income tax expenses for the period net of the regulated accounting offset to deferred income tax expense arising from temporary differences to be recovered from, or refunded to, customers in future rates. Thus, the Company’s income tax expense or income tax recovery differs from the amount that would have been recorded using the statutory income tax rate. As the Company operates in Ontario, it is subject to the combined Canadian federal and Ontario statutory rates of 26.5%.
The reconciliation between the statutory and the effective tax rates is provided as follows:

	2026		2025
Three months ended September 30	(millions of dollars)	(percentage)	(millions of dollars)	(percentage)
Income before income tax expense	477		485
Income tax expense at statutory rate of 26.5% (2025 - 26.5%)	126	26.5%	129	26.5%

Increase (decrease) resulting from:
Net temporary differences recoverable in future rates charged to customers:
Capital cost allowance in excess of depreciation and amortization[1]	(34)	(7.2)%	(30)	(6.2)%
Overheads capitalized for accounting but deducted for tax purposes	(21)	(4.4)%	(22)	(4.5)%
Interest capitalized for accounting but deducted for tax purposes	(9)	(1.9)%	(9)	(1.9)%
Pension and post-retirement benefit contributions in excess of pension expense	(2)	(0.4)%	1	0.2%
Environmental expenditures	—	—%	(1)	(0.2)%
Non refundable tax credit	—	—%	(3)	(0.6)%
Other	1	0.2%	(5)	(0.9)%
Net temporary differences attributable to regulated business	(65)	(13.7)%	(69)	(14.1)%
Net permanent differences	(1)	(0.2)%	—	—%
Total income tax expense	60	12.6%	60	12.4%
1 Included in current period’s amount is the accelerated tax depreciation of up to three times the first-year rate for certain eligible capital investments acquired after 2024 and placed in-service before 2034, as re-introduced under Bill C-15, enacted in the first quarter of 2026.

	2026		2025
Nine months ended September 30	(millions of dollars)	(percentage)	(millions of dollars)	(percentage)
Income before income tax expense	1,355		1,304
Income tax expense at statutory rate of 26.5% (2025 - 26.5%)	359	26.5%	346	26.5%

Increase (decrease) resulting from:
Net temporary differences recoverable in future rates charged to customers:
Capital cost allowance in excess of depreciation and amortization[1]	(110)	(8.1)%	(74)	(5.6)%
Overheads capitalized for accounting but deducted for tax purposes	(47)	(3.5)%	(46)	(3.5)%
Interest capitalized for accounting but deducted for tax purposes	(28)	(2.1)%	(26)	(2.0)%
Pension and post-retirement benefit contributions in excess of pension expense	(8)	(0.6)%	(2)	(0.2)%
Environmental expenditures	—	—%	(1)	(0.1)%
Non refundable tax credit	—	—%	(3)	(0.2)%
Other	4	0.3%	(6)	(0.5)%
Net temporary differences attributable to regulated business	(189)	(14.0)%	(158)	(12.1)%
Net permanent differences	—	—%	1	0.1%
Total income tax expense	170	12.5%	189	14.5%
1 Included in current period’s amount is the accelerated tax depreciation of up to three times the first-year rate for certain eligible capital investments acquired after 2024 and placed in-service before 2034, as re-introduced under Bill C-15, enacted in the first quarter of 2026.

8

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2026 and 2025
7.    ACCOUNTS RECEIVABLE

As at (millions of dollars)	September 30, 2026	December 31, 2025
Accounts receivable - billed	519	467
Accounts receivable - unbilled	709	673
Accounts receivable, gross	1,228	1,140
Allowance for doubtful accounts	(58)	(57)
Accounts receivable, net	1,170	1,083
The following table shows the movements in the allowance for doubtful accounts for the nine months ended September 30, 2026 and the year ended December 31, 2025:

As at (millions of dollars)	September 30, 2026	December 31, 2025
Allowance for doubtful accounts – beginning	(57)	(61)
Write-offs	10	23
Additions to allowance for doubtful accounts	(11)	(19)
Allowance for doubtful accounts – ending	(58)	(57)
8.    OTHER CURRENT ASSETS

As at (millions of dollars)	September 30, 2026	December 31, 2025
Prepaid expenses and other assets	102	92
Materials and supplies	31	31
Regulatory assets (Note 11)	16	10
	149	133
9.    PROPERTY, PLANT AND EQUIPMENT

As at (millions of dollars)	September 30, 2026	December 31, 2025
Property, plant and equipment	45,393	43,894
Less: accumulated depreciation	(15,550)	(15,042)
	29,843	28,852
Construction in progress	3,381	2,598
	33,224	31,450
10. INTANGIBLE ASSETS

As at (millions of dollars)	September 30, 2026	December 31, 2025
Intangible assets	1,603	1,590
Less: accumulated depreciation	(1,034)	(965)
	569	625
Development in progress	55	29
	624	654

9

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2026 and 2025
11.    REGULATORY ASSETS AND LIABILITIES
Regulatory assets and liabilities arise as a result of the rate-setting process. Hydro One has recorded the following regulatory assets and liabilities:

As at (millions of dollars)	September 30, 2026	December 31, 2025
Regulatory assets:
Deferred income tax regulatory asset	3,814	3,549
Broadband deferral	130	73
Post-retirement and post-employment benefits - non-service cost	50	49
Incremental cloud computing implementation costs deferral	49	20
Getting Ontario Connected Act variance	46	39
Environmental	41	43
Distribution rate riders	31	26
Stock-based compensation	13	18
Other	59	50
Total regulatory assets	4,233	3,867
Less: current portion	(16)	(10)
	4,217	3,857

Regulatory liabilities:
Pension benefit regulatory liability	715	610
Retail settlement variance (RSVA)	343	242
Post-retirement and post-employment benefits	336	336
Earnings sharing mechanism (ESM) deferral	193	310
External revenue variance	91	75
Tax rule changes variance	84	36
Capitalized overhead tax variance	62	50
Other post-employment benefits (OPEB) asymmetrical carrying charge variance	61	49
Pension cost differential variance	47	30
Asset removal costs cumulative variance	44	48
Advanced Metering Infrastructure (AMI) 2.0 variance	36	29
Distribution rate riders (2026)	21	—
Deferred income tax regulatory liability	14	9
Other	37	27
Total regulatory liabilities	2,084	1,851
Less: current portion	(38)	(230)
	2,046	1,621
Tax Rule Changes Variance
In the first quarter of 2026, federal budget measures enacted as part of Bill C – 15 included time-limited investment incentives permitting Hydro One to claim enhanced capital cost allowance of up to three times the first-year rate for eligible capital investments acquired after 2024 and placed in-service before 2034. Hydro One is required to refund the tax benefits related to the accelerated depreciation rules to ratepayers.
Distribution Rate Riders (2026)
As part of the Ontario Energy Board’s (OEB’s) Decision and Order on Hydro One Networks’ distribution rates for 2026, the OEB approved the disposition of certain deferral and variance account balances as at December 31, 2024, including accrued interest, on both a final and interim basis. The amounts are being returned to customers over a one-year period ending on December 31, 2026.

10

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2026 and 2025
12.    OTHER LONG-TERM ASSETS

As at (millions of dollars)	September 30, 2026	December 31, 2025
Deferred pension assets	715	610
Investments in associates[1]	253	302
Right-of-Use assets	66	47
Derivative asset (Note 16)	26	—
Other long-term assets	99	64
	1,159	1,023
1 On March 4, 2025, Hydro One Networks completed the acquisition of an approximate 48% interest in the EWT LP for approximately $261 million in cash, including closing adjustments. In February 2026, a group of First Nation Partners exercised the right to acquire additional interest in EWT LP. Proceeds received from Hydro One’s partial sale of equity interest is approximately $30 million. Following the transaction, Hydro One’s ownership in EWT LP was diluted to 40%. Accordingly, the Company recognized a loss on dilution of $14 million.
13.    ACCOUNTS PAYABLE AND OTHER CURRENT LIABILITIES

As at (millions of dollars)	September 30, 2026	December 31, 2025
Accrued liabilities	1,285	944
Accounts payable	364	371
Unearned revenue	342	313
Accrued interest	216	203
Regulatory liabilities (Note 11)	38	230
Lease obligations	11	14
Environmental liabilities	9	7
Derivative liabilities (Note 16)	—	4
	2,265	2,086
14.    OTHER LONG-TERM LIABILITIES

As at (millions of dollars)	September 30, 2026	December 31, 2025
Post-retirement and post-employment benefit liability	1,723	1,672
Lease obligations	51	29
Asset retirement obligations	50	43
Environmental liabilities	32	37
Other long-term liabilities	39	42
	1,895	1,823
15.    DEBT AND CREDIT AGREEMENTS
Short-Term Notes and Credit Facilities
Hydro One meets its short-term liquidity requirements in part through the issuance of commercial paper under Hydro One Inc.’s commercial paper program which has a maximum authorized amount of $2,300 million. These short-term notes are denominated in Canadian dollars with varying maturities up to 365 days. The commercial paper program is supported by Hydro One Inc.’s revolving standby credit facilities totalling $3,650 million.
As at September 30, 2026, Hydro One’s consolidated committed, unsecured, and revolving credit facilities (Operating Credit Facilities) were $3,900 million, comprised of Hydro One Inc.'s credit facilities of $3,650 million and Hydro One's credit facilities of $250 million. On June 1, 2026, Hydro One Inc. increased the committed amount under the Operating Credit Facilities by $600 million and Hydro One and Hydro One Inc. extended the maturity date of the Operating Credit Facilities from 2030 to 2031. As at September 30, 2026, no amounts have been drawn on the Operating Credit Facilities.
The Company may use the Operating Credit Facilities for working capital and general corporate purposes. If used, interest on the Operating Credit Facilities would apply based on Canadian benchmark rates. The Operating Credit Facilities include a pricing adjustment which can increase or decrease Hydro One’s cost of borrowing based on its performance on certain sustainability performance measures, which are related to Hydro One's sustainability goals. The obligation of each lender to extend credit under its credit facility is subject to various conditions including that no event of default has occurred or would result from such credit extension.

11

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2026 and 2025
Subsidiary Debt Guarantee
Hydro One Holdings Limited (HOHL) is an indirect wholly-owned subsidiary of Hydro One that may offer and sell debt securities. Any debt securities issued by HOHL are fully and unconditionally guaranteed by the Company. As at September 30, 2026, no debt securities have been issued by HOHL.
Long-Term Debt
The following table presents long-term debt outstanding as at September 30, 2026 and December 31, 2025:

As at (millions of dollars)	September 30, 2026	December 31, 2025
Hydro One Inc. long-term debt (a)	19,118	18,620
Hydro One long-term debt (b)	425	425
	19,543	19,045
Add: Net unamortized debt premiums	35	39
Less: Unamortized deferred debt issuance costs	(70)	(67)
Total long-term debt	19,508	19,017

Less: Long-term debt payable within one year	—	(925)
	19,508	18,092
(a) Hydro One Inc. long-term debt
As at September 30, 2026, long-term debt of $19,118 million (December 31, 2025 - $18,620 million) was outstanding, the majority of which was issued under Hydro One Inc.’s Medium Term Note (MTN) Program.
MTN Program
In March 2026, Hydro One Inc. filed a short form base shelf prospectus in connection with its MTN Program, which expires in April 2029.
No long-term debt was issued during the three and nine months ended September 30, 2026 (2025 - $nil and $1,100 million). During the three and nine months ended September 30, 2026, $425 million and $925 million of long-term debt was repaid (2025 - $nil and $750 million).
U.S. Dollar Debt Securities
In August 2025, Hydro One Inc. filed a short form base shelf prospectus (HOI U.S. Shelf Prospectus) with securities regulatory authorities in Ontario and the U.S., which expires in September 2027.
During the three and nine months ended September 30, 2026, US$nil and US$1,000 million senior notes were issued (2025 - US$nil and US$nil). No U.S. dollar-denominated long-term debt was repaid during the same periods in 2026 and 2025. Concurrent with the issuance, Hydro One Inc. entered into fixed-for-fixed cross-currency swap agreements with a total principal notional amount of US$1,000 million to mitigate foreign currency risk associated with the U.S. dollar-denominated debt. These swaps were designated as cash flow hedges and convert the U.S. dollar-denominated principal and interest cash flows into fixed Canadian dollar-denominated cash flows.
(b) Hydro One long-term debt
As at September 30, 2026, long-term debt of $425 million (December 31, 2025 - $425 million) was outstanding. On August 14, 2026, Hydro One filed a short form base shelf prospectus (Universal Base Shelf Prospectus) with securities regulatory authorities in Canada. The Universal Base Shelf Prospectus allows Hydro One to offer, from time to time in one or more public offerings, debt, equity or other securities, or any combination thereof, during the 37-month period ending in September 2029. As at September 30, 2026, no securities have been issued under the Universal Base Shelf Prospectus. During the three and nine months ended September 30, 2026 and 2025, no long-term debt was issued or repaid.

12

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2026 and 2025
Principal and Interest Payments
As at September 30, 2026, future principal repayments, interest payments, and related weighted-average interest rates were as follows:

	Long-Term Debt Principal Repayments	Interest Payments	Weighted-Average Interest Rate
	(millions of dollars)	(millions of dollars)	(%)
Year 1	—	829	—
Year 2	1,175	807	3.6
Year 3	550	785	3.0
Year 4	1,350	753	4.4
Year 5	2,273	705	3.1
	5,348	3,879	3.6
Years 6-10	5,510	2,602	4.7
Thereafter	8,685	4,630	4.4
	19,543	11,111	4.2
16.    FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Non-Derivative Financial Assets and Liabilities
As at September 30, 2026 and December 31, 2025, the Company’s carrying amounts of cash and cash equivalents, accounts receivable, due from related parties, short-term notes payable, accounts payable, and due to related parties are representative of fair value due to the short-term nature of these instruments.
Fair Value Measurements of Long-Term Debt
The carrying values and fair values of the Company’s long-term debt as at September 30, 2026 and December 31, 2025 are as follows:

	September 30, 2026		December 31, 2025
As at (millions of dollars)	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term debt, including current portion	19,508	18,383	19,017	18,721
Fair Value Measurements of Derivative Instruments
Fair Value Hedges
As at September 30, 2026 and December 31, 2025, Hydro One Inc. had no fair value hedges.
Cash Flow Hedges
As at September 30, 2026, Hydro One Inc. had $1,375 million fixed-for-fixed cross-currency swaps, intended to mitigate the foreign currency risk related to the principal and interest of the U.S. dollar fixed rate bond, between May 26, 2026 and May 30, 2031.
As at September 30, 2026 and December 31, 2025, the Company had no derivative instruments classified as undesignated contracts.
Fair Value Hierarchy
The fair value hierarchy of financial assets and liabilities as at September 30, 2026 and December 31, 2025 is as follows:

As at September 30, 2026 (millions of dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets:
Derivative instruments (Note 12)
Cash flow hedges, including current portion	26	26	—	26	—
	26	26	—	26	—

Liabilities:
Long-term debt, including current portion	19,508	18,383	—	18,383	—
	19,508	18,383	—	18,383	—

13

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2026 and 2025

As at December 31, 2025 (millions of dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Liabilities:
Long-term debt, including current portion	19,017	18,721	—	18,721	—
Derivative instruments (Note 13)
Cash flow hedges, including current portion[1]	4	4	—	4	—
	19,021	18,725	—	18,725	—
1$425 million pay-fixed, receive-floating interest-rate swap agreement, intended to offset the variability of interest rates between December 21, 2023 and September 21, 2026.
The fair value of the interest rate and cross-currency swaps designated as cash flow hedges is determined using a discounted cash flow method based on period-end swap yield curves.
The fair value of the long-term debt is based on unadjusted period-end market prices for the same or similar debt of the same remaining maturities.
There were no transfers between any of the fair value levels during the nine months ended September 30, 2026 or the year ended December 31, 2025.
Risk Management
Exposure to market risk, credit risk and liquidity risk arises in the normal course of the Company’s business.
Market Risk
Market risk refers primarily to the risk of loss which results from changes in values, foreign exchange rates and interest rates. The Company is exposed to fluctuations in interest rates, as its regulated return on equity is derived using a formulaic approach that takes anticipated interest rates into account. The Company issues U.S. dollar-denominated long-term debt; however, the associated foreign exchange exposure is substantially mitigated through cross-currency swaps. Accordingly, the Company is not currently exposed to material foreign exchange risk. The Company is not currently exposed to material commodity price risk.
The Company uses a combination of fixed and variable-rate debt to manage the mix of its debt portfolio. The Company also uses derivative financial instruments to manage interest-rate and foreign exchange risk. The Company may utilize interest-rate swaps designated as fair value hedges as a means to manage its interest rate exposure to achieve a lower cost of debt. The Company may also utilize interest-rate derivative instruments, such as cash flow hedges, to manage its exposure to short-term interest rates or to lock in interest-rate levels on forecasted financing. The Company may utilize cross-currency swaps designated as cash flow hedges to manage its exposure to foreign exchange fluctuations, by converting U.S. dollar-denominated principal and interest cash flows into fixed Canadian dollar-denominated cash flows.
A hypothetical 100 basis points increase in interest rates associated with variable-rate debt would not have resulted in a significant decrease to Hydro One’s net income for the three and nine months ended September 30, 2026 and 2025, respectively.
For derivative instruments that are designated and qualify as cash flow hedges, the unrealized gain or loss, after tax, on the derivative instrument is recorded as other comprehensive income (OCI) or other comprehensive loss (OCL) and is reclassified to net income or net loss in the same period during which the hedged transaction affects results of operations. The following table shows the amounts recorded in OCL and reclassified to financing charges for the three and nine months ended September 30, 2026 and 2025:

	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2026	2025	2026	2025
Amounts recorded in OCL/OCI
Before tax loss	11	—	23	2
After tax loss	8	—	17	1
Amounts reclassified to financing charges
Before tax loss	2	1	5	3
After tax loss	2	1	4	2
This resulted in an accumulated other comprehensive loss (AOCL) of $16 million related to cash flow hedges as at September 30, 2026 (December 31, 2025 - $3 million).
The Company estimates that the amount of AOCL, after tax, related to cash flow hedges to be reclassified to results of operations in the next 12 months is approximately $4 million. Actual amounts reclassified to results of operations depend on the interest rate in effect until the derivative contracts mature. The amounts reclassified to results of operations are also based on actual foreign exchange gains and losses recognized on the underlying hedged exposure. For all forecasted transactions, as at

14

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2026 and 2025
September 30, 2026, the maximum term over which the Company is hedging exposures to the variability of cash flows is approximately five years.
The Pension Plan manages market risk by diversifying investments in accordance with the Pension Plan’s Statement of Investment Policies and Procedures. Interest rate risk arises from the possibility that changes in interest rates will affect the fair value of the Pension Plan’s financial instruments. In addition, changes in interest rates can also impact discount rates which impact the valuation of the pension and post-retirement and post-employment liabilities. Currency risk is the risk that the value of the Pension Plan’s financial instruments will fluctuate due to changes in foreign currencies relative to the Canadian dollar. Other price risk is the risk that the value of the Pension Plan’s investments in equity securities will fluctuate as a result of changes in market prices, other than those arising from interest risk or currency risk. All three factors may contribute to changes in values of the Pension Plan investments. See Note 17 - Pension and Post-Retirement and Post-Employment Benefits for further details.
Credit Risk
Financial assets create a risk that a counterparty will fail to discharge an obligation, causing a financial loss. As at September 30, 2026 and 2025, there were no significant concentrations of credit risk with respect to any class of financial assets. The Company’s revenue is earned from a broad base of customers. As a result, Hydro One did not earn a material amount of revenue from any single customer. As at September 30, 2026 and 2025, there was no material accounts receivable balance due from any single customer.
As at September 30, 2026, the Company’s allowance for doubtful accounts was $58 million (December 31, 2025 - $57 million). The allowance for doubtful accounts reflects the Company's current expected credit loss for all accounts receivable balances, which are based on historical overdue balances, customer payments and write-offs. As at September 30, 2026, approximately 7% (December 31, 2025 - 7%) of the Company’s net accounts receivable were outstanding for more than 60 days.
Hydro One manages its counterparty credit risk through various techniques including (i) entering into transactions with highly rated counterparties, (ii) limiting total exposure levels with individual counterparties, (iii) entering into master agreements which enable net settlement and the contractual right of offset, and (iv) monitoring the financial condition of counterparties. The Company monitors current credit exposure to counterparties on both an individual and an aggregate basis. The Company’s credit risk for accounts receivable is limited to the carrying amounts on the consolidated balance sheets.
Derivative financial instruments result in exposure to credit risk since there is a risk of counterparty default. The maximum credit exposure of derivative contracts, before collateral, is represented by the fair value of contracts in an asset position at the reporting date. As at September 30, 2026, Hydro One’s credit exposure for all derivative instruments and applicable payables was with four (2025 - one) financial institutions with investment grade credit ratings as counterparties.
The Pension Plan manages its counterparty credit risk with respect to bonds by investing in investment-grade corporate and government bonds and with respect to derivative instruments by transacting only with highly rated financial institutions and by ensuring that exposure is diversified across counterparties.
Liquidity Risk
Liquidity risk refers to the Company’s ability to meet its financial obligations as they come due. Hydro One meets its short-term operating liquidity requirements using cash and cash equivalents on hand, funds from operations, the issuance of commercial paper, and the Operating Credit Facilities. The short-term liquidity under the commercial paper program, the Operating Credit Facilities, and anticipated levels of funds from operations are expected to be sufficient to fund the Company’s operating requirements.
In March 2026, Hydro One Inc. filed a short form base shelf prospectus in connection with its MTN Program, which expires in April 2029.
On August 18, 2025, Hydro One Inc. filed the HOI U.S. Debt Shelf Prospectus, which allows Hydro One Inc. to offer, from time to time in one or more public offerings, U.S. debt securities, during the 25-month period ending on September 18, 2027.
In August 2026, Hydro One filed a short form base shelf prospectus (Universal Base Shelf Prospectus) with securities regulatory authorities in Canada that allows Hydro One to offer, from time to time in one or more public offerings, debt, equity or other securities, or any combination thereof, during the 37-month period ending in September 2029.
On November 29, 2024, HOHL filed a short form base shelf prospectus (HOHL U.S. Debt Shelf Prospectus) with securities regulatory authorities in Ontario and the U.S., that expires in December 2026. The HOHL U.S. Debt Shelf Prospectus allows HOHL to offer, from time to time in one or more public offerings, debt securities, unconditionally guaranteed by Hydro One. As at September 30, 2026, no securities have been issued under the HOHL U.S. Debt Shelf Prospectus.
The Pension Plan’s short-term liquidity is provided through cash and cash equivalents, contributions, investment income and proceeds from investment transactions. In the event that investments must be sold quickly to meet current obligations, the majority of the Pension Plan’s assets are invested in securities that are traded in an active market and can be readily disposed of as liquidity needs arise.

15

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2026 and 2025
17.    PENSION AND POST-RETIREMENT AND POST-EMPLOYMENT BENEFITS
The following table provides the components of the net periodic benefit (recovery) costs for the three and nine months ended September 30, 2026 and 2025:

	Pension Benefits		Post-Retirement and Post-Employment Benefits
Three months ended September 30 (millions of dollars)	2026	2025	2026	2025
Current service cost	37	36	16	15
Interest cost	112	102	22	20
Expected return on plan assets, net of expenses[1]	(168)	(166)	—	—
Amortization of prior service cost	—	—	2	3
Amortization of actuarial gains	—	(3)	(3)	(4)
Net periodic benefit (recovery) costs	(19)	(31)	37	34

Charged to results of operations[2]	4	4	26	24

	Pension Benefits		Post-Retirement and Post-Employment Benefits
Nine months ended September 30 (millions of dollars)	2026	2025	2026	2025
Current service cost	113	110	48	45
Interest cost	336	308	68	60
Expected return on plan assets, net of expenses[1]	(506)	(498)	—	—
Amortization of prior service (credit) cost	(2)	(2)	8	7
Amortization of actuarial gains	—	(11)	(9)	(12)
Net periodic benefit (recovery) costs	(59)	(93)	115	100

Charged to results of operations[2]	11	15	78	71
1    The expected long-term rate of return on pension plan assets for the year ending December 31, 2026 is 7.20% (2025 - 7.20%).
2    The Company accounts for pension costs consistent with their inclusion in OEB-approved rates. During the three and nine months ended September 30, 2026, pension costs of $17 million (2025 - $14 million) and $47 million (2025 - $50 million), respectively, were attributed to labour, of which $4 million (2025 - $4 million) and $11 million (2025 - $15 million), respectively, was charged to operations, and $13 million (2025 - $10 million) and $36 million (2025 - $35 million), respectively, was capitalized as part of the cost of property, plant and equipment and intangible assets.
18.    SHARE CAPITAL
Common Shares
The Company is authorized to issue an unlimited number of common shares. As at September 30, 2026, the Company had 600,097,540 (December 31, 2025 - 599,781,811) common shares issued and outstanding.
Preferred Shares
The Company is authorized to issue an unlimited number of preferred shares, issuable in series. As at September 30, 2026 and December 31, 2025, the Company had no preferred shares issued and outstanding.
19.    DIVIDENDS
During the three months ended September 30, 2026, common share dividends in the amount of $211 million (2025 - $200 million) were declared and paid.
During the nine months ended September 30, 2026, common share dividends in the amount of $623 million (2025 - $588 million) were declared and paid. See Note 28 - Subsequent Events for dividends declared subsequent to September 30, 2026.

16

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2026 and 2025
20.    EARNINGS PER COMMON SHARE
Basic earnings per common share (EPS) is calculated by dividing net income attributable to common shareholders of Hydro One by the weighted-average number of common shares outstanding.
Diluted EPS is calculated by dividing net income attributable to common shareholders of Hydro One by the weighted-average number of common shares outstanding adjusted for the effects of potentially dilutive stock-based compensation plans, including the share grant plans and the Long-term Incentive Plan (LTIP), which are calculated using the treasury stock method.

	Three months ended September 30		Nine months ended September 30
	2026	2025	2026	2025

Net income attributable to common shareholders (millions of dollars)	413	421	1,174	1,106

Weighted-average number of shares
Basic	600,096,721	599,777,420	599,991,520	599,662,826
Effect of dilutive stock-based compensation plans	580,981	914,591	737,555	1,067,793
Diluted	600,677,702	600,692,011	600,729,075	600,730,619

EPS
Basic	$0.69	$0.70	$1.96	$1.84
Diluted	$0.68	$0.70	$1.95	$1.84
21.    STOCK-BASED COMPENSATION
Share Grant Plans
Hydro One has two share grant plans (Share Grant Plans), one for the benefit of certain members of the Power Workers’ Union (the PWU Share Grant Plan) and one for the benefit of certain members of the Society of United Professionals (the Society Share Grant Plan). A summary of share grant activity under the Share Grant Plans during the three and nine months ended September 30, 2026 and 2025 is presented below:

	Three months ended September 30		Nine months ended September 30
(number of share grants)	2026	2025	2026	2025
Share grants outstanding - beginning	710,935	1,071,739	1,025,144	1,407,294
Granted	—	—	—	114
Vested and issued[1]	(114)	—	(314,323)	(335,669)
Share grants outstanding - ending	710,821	1,071,739	710,821	1,071,739
1 During the three and nine months ended September 30, 2026, Hydro One issued 114 and 314,323 (2025 - nil and 335,669) common shares from treasury to eligible employees in accordance with provisions of the PWU and the Society Share Grant Plans.
Directors' Deferred Share Unit (DSU) Plan
A summary of DSU awards activity under the Directors' DSU Plan during the three and nine months ended September 30, 2026 and 2025 is presented below:

	Three months ended September 30		Nine months ended September 30
(number of DSUs)	2026	2025	2026	2025
DSUs outstanding - beginning	112,162	102,536	102,256	107,296
Granted	5,109	5,035	15,015	16,252
Settled	(16,154)	(10,096)	(16,154)	(26,073)
DSUs outstanding - ending	101,117	97,475	101,117	97,475
As at September 30, 2026, a liability of $5 million (December 31, 2025 - $6 million) related to Directors' DSUs has been recorded at the closing price of the Company's common shares of $50.71 (December 31, 2025 - $54.64). This liability is included in other long-term liabilities on the consolidated balance sheets.

17

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2026 and 2025
Management DSU Plan
A summary of DSU awards activity under the Management DSU Plan during the three and nine months ended September 30, 2026 and 2025 is presented below:

	Three months ended September 30		Nine months ended September 30
(number of DSUs)	2026	2025	2026	2025
DSUs outstanding - beginning	43,144	87,425	80,404	85,690
Granted	294	577	13,896	13,737
Paid	—	(2,570)	(50,862)	(13,995)
DSUs outstanding - ending	43,438	85,432	43,438	85,432
As at September 30, 2026, a liability of $2 million (December 31, 2025 - $4 million) related to Management DSUs has been recorded at the closing price of the Company's common shares of $50.71 (December 31, 2025 - $54.64). This liability is included in other long-term liabilities on the consolidated balance sheets.
LTIP
Performance Share Units (PSU) and Restricted Share Units (RSU)
A summary of PSU and RSU awards activity under the LTIP during the three and nine months ended September 30, 2026 and 2025 is presented below:

	PSUs		RSUs
Three months ended September 30 (number of units)	2026	2025	2026	2025
Units outstanding - beginning	525,513	418,969	395,469	431,719
Granted	9,745	9,470	8,914	9,645
Forfeited	(3,563)	(18,275)	(6,179)	(34,235)
Vested	(1,917)	(10,983)	(6,189)	(17,276)
Units outstanding - ending	529,778	399,181	392,015	389,853

	PSUs		RSUs
Nine months ended September 30 (number of units)	2026	2025	2026	2025
Units outstanding - beginning	399,181	286,554	391,623	322,925
Granted	140,939	179,731	150,214	150,759
Forfeited	(8,425)	(45,655)	(14,605)	(58,435)
Vested	(1,917)	(21,449)	(135,217)	(25,396)
Units outstanding - ending	529,778	399,181	392,015	389,853
The total grant date fair value of the awards granted during the three and nine months ended September 30, 2026 was $1 million and $17 million, respectively (2025 - $1 million and $16 million, respectively). The compensation expense related to these awards during the three and nine months ended September 30, 2026 was $2 million and $10 million, respectively (2025 – $5 million and $13 million, respectively).
22.    NONCONTROLLING INTEREST
CLLP
On January 2, 2026, Hydro One Networks sold to Walpole Island First Nation an approximate 10% equity interest in CLLP for total consideration of approximately $8 million. Following the completion of the transaction, Hydro One Networks’ equity interest in CLLP was reduced to 70%. On February 2, 2026, Aamjiwnaang First Nation and Chippewas of Kettle & Stony Point First Nation collectively purchased an approximate 20% equity interest in CLLP through an equally-owned Limited Partnership for total consideration of approximately $16 million. Following the completion of the transaction, Hydro One Networks’ equity interest in CLLP was reduced to 50%.

18

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2026 and 2025
23.    RELATED PARTY TRANSACTIONS
The Province is a shareholder of Hydro One with approximately 47.1% (2025 - 47.1%) ownership as at September 30, 2026. The Ministry of Energy and Mines (Ministry) and the Ministry of Infrastructure (MOI) are related parties to Hydro One because they are controlled by the Province. The Independent Electricity System Operator (IESO), Ontario Power Generation Inc. (OPG), Ontario Electricity Financial Corporation (OEFC), and the OEB are related parties to Hydro One because they are controlled or significantly influenced by the Ministry. Hydro One also has transactions in the normal course of business with various government ministries and organizations in Ontario that fall under the purview of the Province. The following is a summary of the Company’s related party transactions during the three and nine months ended September 30, 2026 and 2025:

(millions of dollars)		Three months ended September 30		Nine months ended September 30
Related Party	Transaction	2026	2025	2026	2025
Province	Dividends paid	100	94	294	276
Ministry	Broadband subsidy[1,2]	27	—	54	—
MOI	Broadband subsidy[1,2]	—	9	—	28
IESO	Power purchased	771	638	2,525	2,012
	Revenues for transmission services	726	671	2,045	1,905
	Amounts related to electricity rebates	391	244	1,217	752
	Distribution revenues related to rural rate protection	64	64	191	191
	Distribution revenues related to Wataynikaneyap Power LP	25	34	75	100
	Distribution revenues related to supply of electricity to remote northern communities	13	12	39	37
	Funding received related to Conservation and Demand Management programs	—	—	1	—
OPG	Power purchased	7	4	27	18
	Transmission revenues related to provision of services and supply of electricity	—	—	1	1
	Distribution revenues related to provision of services and supply of electricity	1	2	5	6
	Other revenues related to provision of services and supply of electricity	1	—	2	1
	Capital contribution received from OPG	3	1	10	17
	Costs related to the purchase of services	1	1	1	2
OEFC	Power purchased from power contracts administered by the OEFC	—	1	2	2
OEB	OEB fees	5	4	13	10
1 During 2025, Ministry replaced MOI in making broadband subsidy payments to Hydro One.
2 On October 31, 2024, the MOI announced that it has developed a program to deliver up to $400 million in subsidies to internet service providers for work associated with designated broadband projects. Effective April 2026, this was increased by the Ministry to up to $482 million.
Sales to and purchases from related parties are based on the requirements of the OEB’s Affiliate Relationships Code. Outstanding balances as at period end are interest-free and settled in cash. Invoices are issued monthly, and amounts are due and paid on a monthly basis.
24.    CONSOLIDATED STATEMENTS OF CASH FLOWS
The changes in non-cash balances related to operations consist of the following:

	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2026	2025	2026	2025
Accounts receivable (Note 7)	(62)	(2)	(87)	(70)
Due from related parties	17	64	8	15
Materials and supplies (Note 8)	—	3	—	—
Prepaid expenses and other assets (Note 8)	39	(8)	(10)	(10)
Other long-term assets	(7)	—	(33)	(19)
Accounts payable (Note 13)	41	20	(7)	27
Accrued liabilities	168	(11)	163	85
Unearned revenue (Note 13)	(33)	(40)	29	(41)
Due to related parties	32	(25)	(234)	(209)
Accrued interest (Note 13)	16	5	13	5
Long-term accounts payable and other long-term liabilities (Note 14)	(2)	—	(3)	1
Post-retirement and post-employment benefit liability	17	25	50	55
	226	31	(111)	(161)

19

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2026 and 2025
Capital Expenditures
The following tables reconcile investments in property, plant and equipment and intangible assets and the amounts presented in the consolidated statements of cash flows for the three and nine months ended September 30, 2026 and 2025. The reconciling items include net change in accruals, transfers, and capitalized depreciation.

	Three months ended September 30, 2026			Nine months ended September 30, 2026
(millions of dollars)	Property, Plant and Equipment	Intangible Assets	Total	Property, Plant and Equipment	Intangible Assets	Total
Capital investments	(1,069)	(15)	(1,084)	(2,569)	(42)	(2,611)
Reconciling items	317	2	319	471	1	472
Cash outflow for capital expenditures	(752)	(13)	(765)	(2,098)	(41)	(2,139)

	Three months ended September 30, 2025			Nine months ended September 30, 2025
(millions of dollars)	Property, Plant and Equipment	Intangible Assets	Total	Property, Plant and Equipment	Intangible Assets	Total
Capital investments	(752)	(27)	(779)	(2,374)	(53)	(2,427)
Reconciling items	(5)	1	(4)	209	(2)	207
Cash outflow for capital expenditures	(757)	(26)	(783)	(2,165)	(55)	(2,220)
Supplementary Information

	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2026	2025	2026	2025
Net interest paid	193	187	594	545
Income taxes paid	21	13	187	35
25.    CONTINGENCIES
Hydro One is involved in various lawsuits and claims in the normal course of business. In the opinion of management, the outcome of such matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.
26.    COMMITMENTS
A summary of Hydro One’s commitments under outsourcing and other agreements due in the next five years and thereafter are as follows:

As at September 30, 2026 (millions of dollars)	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter
Outsourcing and other agreements	51	39	1	1	1	16
The following table presents a summary of Hydro One’s other commercial commitments by year of expiry in the next five years and thereafter:

As at September 30, 2026 (millions of dollars)	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter
Operating Credit Facilities[1]	—	—	—	—	3,900	—
Letters of credit[2]	177	—	—	—	—	—
Guarantees[3]	535	—	—	—	—	—
1 On June 1, 2026, the maturity date for the Operating Credit Facilities was extended to June 1, 2031.
2 Letters of credit consist of $166 million letters of credit related to retirement compensation arrangements, a $3 million letter of credit provided to the IESO for prudential support, and $8 million in letters of credit for various operating purposes.
3 Guarantees consist of $475 million prudential support provided to the IESO by Hydro One Inc. on behalf of its subsidiaries, as well as $60 million guarantees provided by Hydro One to ONroute relating to OCN LP.

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HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2026 and 2025
27.    SEGMENTED REPORTING
The Company has three reportable segments: Transmission, Distribution, and Other. The composition of these segments is described in Note 1 to the consolidated financial statements.
The designation of segments has been based on a combination of regulatory status and the nature of the services provided. Operating segments of the Company are determined based on information used by the Chief Operating Decision Maker (CODM) in deciding how to allocate resources and evaluate the performance of each of the segments. Hydro One’s CODM consists of its Chief Executive Officer and certain members of the executive leadership team. The CODM evaluates segment performance based on income before financing charges, equity income, and income tax expense from continuing operations (excluding certain allocated corporate governance costs) (EBIT). The CODM considers the key components of EBIT to understand the variances to prior period on a quarterly basis and measures them against the Company’s budget and forecast across each of the three segments on a monthly basis in order to properly allocate resources between and within the operating segments.

Three months ended September 30, 2026 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	732	1,742	17	2,491
Purchased power	—	1,204	—	1,204
Operation, maintenance and administration	130	163	32	325
Depreciation, amortization and asset removal costs	155	143	3	301
Income (loss) before financing charges, equity income (loss), and income tax expense	447	232	(18)	661

Capital investments	577	502	5	1,084

Three months ended September 30, 2025 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	680	1,605	14	2,299
Purchased power	—	1,080	—	1,080
Operation, maintenance and administration	109	164	23	296
Depreciation, amortization and asset removal costs	140	129	3	272
Income (loss) before financing charges, equity income (loss), and income tax expense	431	232	(12)	651

Capital investments	519	257	3	779

Nine months ended September 30, 2026 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	2,063	5,331	47	7,441
Purchased power	—	3,699	—	3,699
Operation, maintenance and administration	398	504	83	985
Depreciation, amortization and asset removal costs	444	401	9	854
Income (loss) before financing charges, equity income (loss), and income tax expense	1,221	727	(45)	1,903

Capital investments	1,455	1,145	11	2,611

Nine months ended September 30, 2025 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	1,938	4,800	35	6,773
Purchased power	—	3,199	—	3,199
Operation, maintenance and administration	367	508	73	948
Depreciation, amortization and asset removal costs	419	397	8	824
Income (loss) before financing charges, equity income (loss), and income tax expense	1,152	696	(46)	1,802

Capital investments	1,468	949	10	2,427

21

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2026 and 2025
Total Assets by Segment:

As at (millions of dollars)	September 30, 2026	December 31, 2025
Transmission	24,961	23,630
Distribution	16,260	15,160
Other	408	881
Total assets	41,629	39,671
Total Goodwill by Segment:

As at (millions of dollars)	September 30, 2026	December 31, 2025
Transmission	157	157
Distribution	216	216
Other	5	5
Total goodwill	378	378
All revenues, assets and substantially all costs, as the case may be, are earned, held or incurred in Canada.
28.    SUBSEQUENT EVENTS
Dividends
On November 9, 2026, common share dividends of $212 million ($0.3531 per common share) were declared.

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